Filed by The Jones Financial Companies, L.L.L.P.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: The Jones Financial Companies, L.L.L.P.

Commission File Number: 0-16633

On November 3, 2026, Penny Pennington (the “Managing Partner”), the managing partner of The Jones Financial Companies, L.L.L.P. (the “Partnership”), conducted an interview (the “Interview”) with Dan Shaw, a reporter for Financial Planning (the “Publisher”), in which she discussed the Partnership’s offering to exchange (the “Exchange Offer”) any and all issued and outstanding units of Class A Limited Partner Interests in the Partnership (the “Class A Interests”) for Class B Limited Partner Interests in the Partnership (the “Class B Interests”). On November 5, 2026, the Publisher published the Interview with the responses from the Managing Partner in an article entitled “Edward Jones CEO on the $1.4B Class B share sale and her succession plans” (the “First Article”). On November 9, 2026, the Publisher updated the First Article.

The portions of the First Article related to the Exchange Offer (and the related Class A Interests and Class B Interests) is included below and is also publicly available to the Offerees.

That’s how Managing Partner and CEO Penny Pennington characterized advisors’ willingness to exchange their existing Edward Jones ownership stakes — known as Class A shares — for new Class B shares with payouts tied more directly to firm profits. The offer comes amid Edward Jones’ plan to raise up to $1.4 billion through sales of the new Class B shares to employees (the firm actually offered $1.25 billion in ownership stakes.)

Pennington said in an interview Tuesday that the goal of the latest capital raise is to put ownership stakes in the hands of 35,000 of her roughly 55,000 colleagues. She declined to specify how many employees have already bought new Class B shares or elected to swap their Class A shares.

“But they’re tracking right along with what we expected,” Pennington said. “And the acceptance of our partnership capital is tracking right along with historic numbers, which is very high.”

Edward Jones employees who swap their Class A shares for Class B will be giving up a guaranteed payout of 7.5% on their capital contributions. The payments on Class B shares will also be tied to firm profits and could go even higher.

Pennington said some partners likely want to see more of a track record with the Class B shares before making the swap.

“You know, let’s see this work out for a year,” Pennington said.

Pennington, managing partner of Edward Jones since 2019, sat down with Financial Planning this week at the firm’s annual Innovation Summit near its hometown of St. Louis to discuss the reasons behind the switch to Class B shares, what Edward Jones plans to do with its capital raise and her own succession plans for the firm’s top role.

The portions of the Interview published in the First Article related to the Exchange Offer (and the related Class A Interests and Class B Interests) is included below and is also publicly available to the Offerees.

Financial Planning: Why did Edward Jones offer the switch to Class B shares?

Penny Pennington: It really did three things. One, it opened the partnership to even more people. We’ve established the largest offering that we’ve ever done, the one and a quarter billion that we’re about to do. Now we plan to have an offering every couple of years. In the past, it had been every four years.

FP: Why the new payout system for Class B shares?

PP: To get real specific about that, the Class A partnership — there was only one class of limited partnership in the past — had that provision for a 7.5% guaranteed rate. That was an interest expense, actually, on our operating statement.

Then the remainder of return that goes to the LPs [limited partners] then came out of net income. We’re switching that to Class B.

What it helps us do, frankly, is to ensure that our partnership capital looks more like partnership capital rather than part of the return looking like an interest expense.

FP: Why would partners trade their Class A shares for Class B?

PP: Because anything that we’ve ever done for the partnership improves the situation for the partner. So from the standpoint of why we did this, it’s strengthening the partnership without diminishing the rate of return for the LPs. In fact, in some cases, Class B could actually be a little bit higher than Class A.

Following the publication of the Interview in the First Article, the Partnership communicated with the Publisher and stated the following:

We wanted to clarify a comment that was made comparing returns on Class A and Class B limited partnership capital. Returns on Class B capital are fully variable and subject to firm profitability.

On November 6, 2026, in addition to the First Article (including the Interview), the Publisher also published an article entitled “Fees drive revenue growth as Edward Jones adds advisors, assets” (the “Second Article”) that included reference to the Class A Interests and the Class B Interests. The portions of the Second Article related to the Exchange Offer (and the related Class A Interests and Class B Interests) is included below and is also publicly available to the Offerees.

Last November, Edward Jones announced it was seeking to raise $1.4 billion by selling a new type of ownership stake called Class B shares for $1,000 a piece. At the same time, the firm said it is allowing its existing partners to exchange their current stakes, now called Class A shares, for the new Class B shares.

Shareholders who take part in the swap will be given up a guaranteed return — Class A shares pay 7.5% annually on their capital contributions — for returns more tied to the firm’s profits. Pennington told Financial Planning the yields from Class B shares have the potential to exceed those from Class A.

According to the firm’s 10-Q, the opportunity to exchange shares opened on Sept. 8 and will expire on Dec. 28. The Class B shares will be issued on or around Jan. 4.

For clarification, references in the First Article (including the Interview) and the Second Article to “Class A shares” and “Class B shares” mean the Class A Interests and the Class B Interests, respectively.

The Partnership has filed with the United States (“U.S.”) Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 for the Exchange Offer (Registration No. 333-297716) (the “Registration Statement”), including the prospectus forming a part thereof (the “Prospectus”), and a Schedule TO in connection with the Exchange Offer (the “Schedule TO” and collectively with the Registration Statement and the Prospectus, as the same may have been and may be amended, supplemented or otherwise modified, collectively, the “Offering Documents”).

Forward-Looking Statements

Statements in this communication are, or may be considered to be, forward-looking statements within the meaning of U.S. securities laws, including statements that relate to, among other things, the timing and consummation of the Exchange Offer. Forward-looking statements generally are identified by words such as “believe,” “expect,” “anticipate,” “may,” “intend,” “estimate,” “will,” “should,” “plan,” and other expressions which predict or indicate future events and trends and which do not relate to historical matters. Partners of the Partnership should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Partnership. These risks, uncertainties and other factors may cause the actual results, performance or achievements of the Partnership to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause differences between forward-looking statements and actual events include, but are not limited to, the following:

(1) general economic conditions, including inflation, an economic downturn, a recession or volatility in the U.S. and/or global securities markets, actions of the U.S. Federal Reserve and/or central banks outside of the U.S. and economic effects of international geopolitical conflicts, tariffs and other trade restrictions, the U.S. federal debt ceiling, widespread health epidemics or pandemics or other major world events; (2) actions of competitors; (3) the Partnership’s ability to attract and retain qualified financial advisors and other employees; (4) changes in interest rates; (5) regulatory actions; (6) changes in legislation or regulation, including changes in tax laws; (7) litigation; (8) the ability of clients, other broker-dealers, banks, depositories and clearing organizations to fulfill contractual obligations; (9) changes in technology, including artificial intelligence, and other technology-related risks; (10) a fluctuation or decline in the fair value of securities; and (11) the risks discussed the Partnership’s periodic filings with the SEC and the Offering Documents. The Partnership does not undertake to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities in any jurisdiction pursuant to or in connection with the Exchange Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information

In connection with the Exchange Offer, the Partnership has filed the Registration Statement (including the Prospectus) and the Schedule TO. This communication is not a substitute for the Registration Statement (including the Prospectus), the Schedule TO or any other documents that the partnership may file with the SEC related to the Exchange Offer or that the Partnership may send to its partners in connection with the Exchange Offer. HOLDERS OF CLASS A LIMITED PARTNER INTERESTS ARE URGED TO CAREFULLY READ IN THEIR ENTIRETY THE OFFERING DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTNERSHIP AND THE EXCHANGE OFFER.

You may obtain free copies of the Offering Documents (including the Schedule TO) at the website maintained by the SEC at www.sec.gov. Copies of the Offering Documents filed with the SEC by the Partnership are also available free of charge by contacting the Partnership at 12555 Manchester Road, Des Peres, Missouri 63131, by e-mail at joneslp@edwardjones.com, or by telephone at 1-800-441-2222 (x1931073).